FORM 3
        U.S. SECURITIES AND EXCHANGE COMMISSION       _____________________
                WASHINGTON, D.C.  20549              |    OMB APPROVAL     |
                 INITIAL STATEMENT OF                |_____________________|
          BENEFICIAL OWNERSHIP OF SECURITIES         |OMB NUMBER: 3235-0104|
                                                     |EXPIRES:             |
                                                     |September 30, 1998   |
      Filed pursuant to Section 16(a) of the         |ESTIMATED AVERAGE    |
        Securities Exchange Act of 1934,             |BURDEN HOURS         |
       Section 17(a) of the Public Utility           |PER RESPONSE 0.5     |
         Holding Company Act of 1935                 |_____________________|
      or Section 30(f) of the Investment
             Company Act of 1940
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1. Name and Address of Reporting Person

       Sterling Software, Inc.
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       (Last)                      (First)                    (Middle)

      300 Crescent Court, Suite 1200

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                                  (Street)

       Dallas                       Texas                       75201
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       (City)                      (State)                      (Zip)

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2. Date of Event Requiring Statement (Month/Day/Year)

   March 23, 1999
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3. IRS OR SOCIAL SECURITY NUMBER OF REPORTING PERSON (VOLUNTARY)

   75-1873956
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4. Issuer Name and Ticker or Trading Symbol

   Interlink Computer Sciences, Inc. (INLK)
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5. RELATIONSHIP OF REPORTING PERSON(S) TO ISSUER (CHECK ALL APPLICABLE)
 ( ) DIRECTOR
 (x) 10% OWNER
 ( ) OFFICER (GIVE TITLE BELOW)
 ( ) OTHER (SPECIFY TITLE BELOW)

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6. IF AMENDMENT, DATE OF ORIGINAL (MONTH/DAY/YEAR)

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7. INDIVIDUAL OR JOINT/GROUP FILING (CHECK APPLICABLE LINE)
   _x_FORM FILED BY ONE REPORTING PERSON
   ___FORM FILED BY MORE THAN ONE REPORTING PERSON




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TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
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|1. TITLE OF SECURITY|2. AMOUNT OF   |3. OWNERSHIP  |4. NATURE OF INDIRECT  |
|   (INSTR. 4)       |   SECURITIES  |   FORM DIRECT|   BENEFICIAL OWNERSHIP|
|                    |   BENEFICIALLY|   DIRECT (D) |   (INSTR. 5)          |
|                    |   OWNED       |   OR INDIRECT|                       |
|                    |   (INSTR. 4)  |   (I) (INSTR.|                       |
|                    |               |   5)         |                       |
|--------------------|---------------|--------------|-----------------------|

Common Stock, par
value $.001 per share 10,254,744(1)(2)                D

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TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED
       (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
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1. Title of Derivative Security (Instr. 4)

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2. Date Exercisable and Expiration Date (Month/Day/Year)

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        Date Exercisable                           Expiration Date
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3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)

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               Title                          Amount of Number of Shares

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4. Conversion or Exercise Price of Derivative Security

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5. Ownership Form of Derivative Security: Direct(D) or Indirect(I)(Instr. 5)

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6. Nature of Indirect Beneficial Ownership (Instr. 5)


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   EXPLANATION OF RESPONSES:

1. On March 23, 1999, the Reporting Person and Sterling Software (Southwest), Inc., a Delaware corporation and an indirect wholly owned subsidiary of the Reporting Person ("Purchaser"), entered into Stockholder Agreements (the "Stockholder Agreements") with certain significant stockholders and the executive officers and the directors (collectively, the "Stockholders") of Interlink Computer Sciences, Inc., a Delaware corporation (the "Company"), pursuant to which the Stockholders, among other things, granted to the Reporting Person (a) an option to purchase an aggregate of 2,025,118 shares of common stock, $.001 par value per share (including the associated Preferred Share Purchase Rights issued pursuant to the Preferred Shares Rights Agreement, dated as of February 25, 1998, between the Company and BankBoston, N.A., as amended, the "Shares"), of the Company owned or which may be acquired upon the exercise of options by them (representing 1,171,068 owned Shares and options to acquire 854,050 Shares), and (b) an irrevocable proxy with respect to the voting of their Shares in favor of the merger contemplated by the Agreement and Plan of Merger, dated as of March 23, 1999, by and among the Reporting Person, Purchaser and the Company, upon the terms and subject to the conditions set forth in the Stockholder Agreements.

  /s/ Julie G. Kupp                               April 6, 1999
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   Name:  Julie G. Kupp                               DATE
   Title: Vice President
**  SIGNATURE OF REPORTING PERSON



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   **  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL
       CRIMINAL VIOLATIONS.
       SEE 18 U.S.C. 1001 AND 15 U.S.C. 78FF(A).

  NOTE:  FILE THREE COPIES OF THIS FORM, ONE OF WHICH MUST BE MANUALLY
SIGNED.
  IF SPACE PROVIDED IS INSUFFICIENT, SEE INSTRUCTION 6 FOR PROCEDURE.

  POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOR REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB NUMBER.
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